cm

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

09056655

SECURITI   SSION
Washington, D.C. 20549

SEC FILE NUMBER
8-27350

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **First Analysis Securities Corporation**

SEC Mail Processing Section FEB 27 2009 Washington, DC 103

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Chopp — **312-258-7102**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

19 3/24

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph G. Chopp, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Analysis Securities Corporation (the "Corporation") for the year ended December 31, 2008, are true and correct. I further swear that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]   February 23, 2009
Signature   Date

Chief Financial Officer
Title

Subscribed and sworn to before me this 23 day of Feb, 2009.

[signature]
Notary Public

OFFICIAL SEAL
ANGELA E. SOLIZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-9-2009

FIRST ANALYSIS SECURITIES CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):

First Analysis Securities Corporation
(SEC I.D. No. 8-27350)

Statement of Financial Condition as of December 31, 2008 and Independent Auditors' Report and Supplemental Report on Internal Controls

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Analysis Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the "Corporation") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Analysis Securities Corporation as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

February 23, 2009

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 11,468,672
U.S. TREASURY BILLS	4,990,144
ACCOUNTS RECEIVABLE	924,414
RECEIVABLES FROM CLEARING BROKER	901,384
INVESTMENT SECURITIES	276,752
DEFERRED INCOME TAX ASSET	50,166
RECEIVABLE FROM AFFILIATE	58,369
Total assets	$ 18,669,901

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 1,120,928
PAYABLE TO AFFILIATE	973,810
Total liabilities	2,094,738
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Retained earnings	1,641,674
Total stockholder's equity	16,575,163
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 18,669,901

See notes to financial statements.

FIRST ANALYSIS SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008

1. ORGANIZATION

First Analysis Securities Corporation (the "Corporation") is a wholly owned subsidiary of First Analysis Corporation (the "Parent"). The Corporation is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Corporation acts as an introducing broker in executing customer transactions, and is an investment banker engaging in underwritings and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Securities—Investment securities are carried at fair value, as determined by the Corporation. A security listed on a recognized securities exchange or traded over-the-counter is valued at its last sales price or, if no sale occurred on such date, at the bid price. U.S. Treasury Bills are valued at amortized cost which approximates fair value. At December 31, 2008, investment securities consisted of shares of the NASDAQ Stock Market, Inc. The cost basis of these securities totaled $165,900.

Fair Value Measurements— Effective January 1, 2008, the Corporation adopted the requirements of Statement of Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurements." SFAS 157 defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. The fair value is determined by the Corporation in accordance with the SFAS 157 as follows:

- A security which is listed on a recognized securities exchange or traded pursuant to the National Association of Securities Dealers Automatic Quotation system will be valued at its most recent sale price or, if no sale occurred on such date, at the most recent "bid" price.
- A security which is otherwise traded over-the-counter will be valued at the most recent "bid" price discounted to reflect any restrictions on transfer; and
- All other investments will be valued by the Corporation in the absence of readily ascertainable market values. In determining the valuation of such securities, the Corporation considers the internal and external variables including the current holding period of the investment, transactional events, market events, economic conditions, and the industry environment.

The adoption of SFAS 157 had no material effect on the fair value of the investments or the stockholder's equity of the Corporation.

In accordance with SFAS 157, the Corporation classifies its investments into Level 1, which refers to securities traded in an active market, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. As required by SFAS 157, at December 31, 2008, the Corporation's investment securities were classified as follows, based on fair values:

	Level 1	Level 2	Level 3
US Treasury Bills	-	$ 4,990,144	-
Investment Securities	$ 276,752	-	-

Income Taxes—Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The surtax exemption and other tax limitations are allocated among members of the controlled group at the discretion of the Parent.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidelines for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-than-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. In December 2008, the FASB released FSP FIN 48-3. This FASB Staff Position defers the effective date for FIN 48 for certain non public entities for fiscal years beginning after December 15, 2008. When effective, FIN 48 should be applied as of the beginning of the enterprise's fiscal year, and is to be applied to all open tax years as of the effective date. Management has evaluated the impact of the adoption of FIN 48 and has concluded there will be no material impact on the financial statements and disclosures.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash at banks, money market accounts and commercial paper with remaining maturities at date of acquisition of three months or less.

3. RELATED-PARTY TRANSACTIONS

The Corporation pays the Parent 85% of its pretax profits or receives reimbursement from the Parent for 85% of its pretax losses, as reimbursement to the Parent for utilities and compensation of the research and administrative staff. These payments or reimbursements are calculated by excluding realized and unrealized gains and losses on securities held for the Corporation's own account. In addition, 5% of any pretax profits is payable as a dividend to the Parent. The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the underlying lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent

expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2008, the accrued rent liability of $240,085 is included in accounts payable and accrued expenses on the Statement of Financial Condition.

At December 31, 2008, the Corporation had a receivable from parent totaling $58,369, and a payable to parent of $973,810.

4. COMMITMENTS

The Corporation is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market making activities. As such, the clearing broker has a required deposit of $100,000 for the Corporation's customer activity, which can be in cash or securities. This deposit is included in the "Receivables from Clearing Broker" on the accompanying statement of financial condition. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

5. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2008, the Corporation had net capital and net capital requirements of $14,695,000 and $139,649, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was .14 to 1 at December 31, 2008.

6. CONTINGENCIES

As a result of its underwriting activities, the Corporation is from time to time named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. In the normal course of its business activities, the Corporation may become involved from time to time in various other legal matters. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position of the Corporation.

7. INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. No valuation allowance has been recorded as of December 31, 2008.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 23, 2009

First Analysis Securities Corporation
One South Wacker Drive, Suite 3900
Chicago, Illinois 60606

Dear Board of Directors:

In planning and performing our audit of the financial statements of First Analysis Securities Corporation (the "Corporation") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP